Exhibit 1

FOR IMMEDIATE RELEASE	13 November 2012

WPP plc - Return to the United Kingdom

Introduction

WPP plc (“WPP”) announced in its interim results statement, which was published on 30 August 2012, that its Board had approved a decision to return its headquarters to the United Kingdom and that this would require share owners’ consent which would be sought in December. This announcement contains further details of WPP’s proposal to return to the UK, including the expected timetable.

In November 2008, WPP was introduced as a new parent company for the WPP Group, tax resident in the Republic of Ireland, as a direct result of concerns over the financial impact for the Group of the then Labour Government’s proposals for the taxation of foreign profits. Following the Coalition Government’s implementation of a new regime for the taxation of foreign profits, which will be effective from 1 January 2013, the concerns that the Board had in 2008 no longer apply and as a result the Board is proposing to return the headquarters of WPP to the UK. A return to the UK should not have a tax cost for the WPP Group, at least for the remainder of this Government.

In order to effect the return to the United Kingdom, it is proposed to put in place a new parent company for the WPP Group (“New WPP”), which will be incorporated in Jersey and tax resident in the UK, by means of a scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (the “Scheme”).

The Scheme will not result in any significant changes in the day-to-day conduct of the business of the WPP group, its strategy or its dividend policy. New WPP will have the same board and management team as WPP on the date that the Scheme becomes effective, and the implementation of the Scheme will not result in any material changes to corporate governance or existing investor protections which currently apply in relation to WPP.

Key features and effect of the Scheme

The introduction of New WPP as the new parent company of the WPP Group will be carried out by way of the Scheme. The key features of the Scheme will be as follows:

(a)	all existing ordinary shares of ten pence each in WPP (“WPP Shares”), including WPP Shares represented by American depositary shares (“WPP ADSs”), will be cancelled;

(b)	WPP will issue new shares to New WPP so that New WPP will own the entire issued share capital of WPP; and

(c)	WPP share owners will receive one ordinary share of ten pence each in New WPP (a “New WPP Share”) for each WPP Share cancelled under the Scheme.

The effect of the Scheme will therefore be that New WPP will become the new parent company of the WPP Group and each WPP share owner will own an identical number of New WPP Shares in place of his/her WPP Shares. Application will be made for the New WPP Shares to be admitted to the premium segment of the Official List and to be traded on the main market of the London Stock Exchange.

In conjunction with the Scheme, each holder of WPP ADSs will become the holder of an identical number of American depositary shares in New WPP (“New WPP ADSs”) and arrangements will be made for the New WPP ADSs to be traded on NASDAQ.

It is expected that a circular setting out full details of the Scheme will be sent or made available to share owners on or around 14 November 2012 and that, following approval by the UK Listing Authority, a prospectus in relation to New WPP will also be published shortly and made available on WPP’s website (www.wpp.com) and via the website of the National Storage Mechanism (www.hemscott.com/nsm.do).

Conditions to implementation of the Scheme

The implementation of the Scheme will be conditional on the following:

(a)	the Scheme being approved by a majority in number, representing three-fourths in voting rights, of the holders of WPP Shares present and voting, either in person or by proxy, at a meeting to be convened by the Jersey Court (the “Court Meeting”);

(b)	certain resolutions to be proposed in connection with the Scheme (including in relation to the share plan proposals and the New WPP reduction of capital as referred to below) at a separate general meeting of WPP (the “General Meeting”) having been duly passed by a majority of not less than two-thirds of the votes cast at the General Meeting, either in person or by proxy;

(c)	the Scheme having been sanctioned (with or without modification), and the reduction of capital involved in the Scheme having been confirmed, by the Jersey Court;

(d)	the order of the Jersey Court having been delivered to the Jersey Registrar of Companies and registered by him; and

(e)	permission having been granted by the UK Listing Authority to admit the New WPP Shares to the premium segment of the Official List and by the London Stock Exchange to admit the New WPP Shares to trading on the London Stock Exchange’s main market for listed securities.

The Court Meeting and the General Meeting are expected to be convened to be held on 11 December 2012 in Dublin. If the Scheme is approved by the requisite majority at the Court Meeting, and the requisite approvals are also obtained at the General Meeting, an application will be made to the Jersey Court to sanction the Scheme. The hearing of the Jersey Court to sanction the Scheme is expected to be held on 18 December 2012.

If the Scheme is sanctioned at the Jersey Court hearing and the other conditions to the Scheme are satisfied (or, if applicable, waived), the Scheme is expected to become effective, and dealings in New WPP Shares are expected to commence on the London Stock Exchange’s main market for listed securities, at 8.00 a.m. on 2 January 2013.

Effect on WPP’s share plans

It is WPP’s intention that the Scheme should, where possible, have no impact on the rights outstanding under the WPP share plans or WPP’s Annual Bonus Deferral Programme (“ABDP”) and that those rights should continue after the Scheme becomes effective. Accordingly, where permitted under the rules of the WPP share plans and the ABDP, rights will not vest or become exercisable early as a result of the Scheme becoming effective but will continue on the same terms, other than that they will ultimately be satisfied using New WPP Shares rather than WPP Shares.

To achieve this and to enable new awards to be granted over New WPP Shares, it is proposed that the directors of New WPP be authorised to:

(a)	adopt replacement share plans to replace the WPP 2008 Executive Stock Option Plan and the WPP 2008 Worldwide Ownership Plan for the purposes of granting new awards over New WPP Shares (including, if appropriate, newly issued New WPP Shares or New WPP Shares held in treasury);

(b)	ensure that existing awards under the WPP share plans are ultimately satisfied using New WPP Shares (including, if appropriate, newly issued New WPP Shares or New WPP Shares held in treasury); and

(c)	adopt the ABDP to enable New WPP to grant new awards and to satisfy existing awards under this plan using New WPP Shares (including, if appropriate, newly issued New WPP Shares or New WPP Shares held in treasury).

Minor amendments will need to be made to the rules of certain of the WPP share plans and the ABDP to enable the awards under the relevant plans to be satisfied using New WPP Shares.

Creation of distributable reserves

It is also proposed that the entire amount standing to the credit of New WPP’s share premium account, immediately following the Scheme becoming effective, will be reduced and that the resulting reserve will be re-characterised as a distributable reserve that will be available to New WPP to be distributed as dividends or applied toward any other lawful purpose (the “New WPP Reduction of Capital”).

The amount of the distributable reserves to be created by the New WPP Reduction of Capital will depend upon the price at which New WPP Shares are issued by New WPP pursuant to the Scheme. Such New WPP Shares will be issued at a price equal to the actual closing price of WPP Shares on the last day of dealings in WPP Shares (currently anticipated to be 31 December 2012).

Confirmatory approval relating to the New WPP Reduction of Capital will be sought from WPP share owners as one of the resolutions to be proposed at the General Meeting. The New WPP Reduction of Capital will also be conditional upon:

(a)	the Scheme becoming effective;

(b)	the Jersey Court confirming the New WPP Reduction of Capital; and

(c)	the order of the Jersey Court having been delivered to the Jersey Registrar of Companies and registered by him.

The New WPP Reduction of Capital is expected to become effective on 10 January 2013.

New WPP board

New WPP will have the same board and management team as WPP on the date that the Scheme becomes effective. Conditional on the Scheme becoming effective, each of the non-executive directors of WPP will enter into new letters of appointment with New WPP, and the service agreements of the executive WPP Directors will be amended, to the extent necessary to reflect the new structure of the WPP Group and any revised duties once the Scheme becomes effective.

Following WPP’s annual general meeting in June 2012, WPP has entered into and continues to be engaged in discussions with share owners regarding compensation matters at WPP, both in relation to Sir Martin Sorrell and executive remuneration policy generally.

Dividends

It is expected that New WPP will continue to follow WPP’s current dividend pay-out policy, whilst also continuing to examine the relative merits of dividends, capital expenditure, acquisitions and share re-purchases.

The Dividend Access Plan and the Scrip Dividend Scheme which are currently available to WPP share owners in relation to WPP Shares will not apply in relation to New WPP Shares and will terminate upon the Scheme becoming effective.

Effect on WPP’s financings

On or after the Effective Date, it is proposed that New WPP will either become guarantor or, where applicable, will be substituted as issuer in respect of WPP’s various outstanding bond issues. It is also proposed that New WPP will become an additional guarantor of WPP’s existing revolving credit facility.

Current trading and prospects

In WPP’s trading update released on 25 October 2012, it was announced that on a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues in the third quarter of 2012 were up 1.9% and that like-for-like revenue growth in the third quarter was softer than the first half, particularly in September. Flash revenue numbers received for October indicate like-for-like revenue growth at a similar level to the third quarter and better than September.

Expected timetable of principal events

The expected timetable of principal events is provided below. This timetable is based on the board of WPP’s current expectations and may be subject to change. Any changes to the timetable will be the subject of a further announcement.

Event	Time and/or date
Latest time for receipt by the trustees of the 401k Plans of instructions in respect of WPP ADSs held under the 401k Plans	10.00 a.m. (New York time) on 5 December 2012
Latest time for lodging voting instructions in respect of the WPP ADSs	10.00 a.m. (New York time) on 6 December 2012
Latest time for lodging white Forms of Proxy for the Court Meeting	11.30 a.m. on 9 December 2012(1)
Latest time for lodging blue Forms of Proxy for the General Meeting	11.45 a.m. on 9 December 2012
Voting Record Time	6.00 p.m. on 9 December 2012(2)

Court Meeting	11.30 a.m. on 11 December 2012
General Meeting	11.45 a.m. on 11 December 2012(3)

Jersey Court Hearing to sanction the Scheme and the Scheme Reduction of Capital	9.00 a.m on 18 December 2012
Last day of dealings in, and for registration of transfers of, WPP Shares and WPP ADSs	31 December 2012
Scheme Record Time	6.00 p.m. on 31 December 2012

Effective Date of the Scheme	2 January 2013

Cancellation of listings of WPP Shares, New WPP Shares admitted to Official List, crediting of New WPP Shares in uncertificated form to CREST accounts and dealings in New WPP Shares commence on the London Stock Exchange

8.00 a.m. on 2 January 2013
Cancellation of listing of WPP ADSs and dealings in New WPP ADSs commence on NASDAQ	Opening of business (New York time) on 2 January 2013

Jersey Court hearing to sanction the New WPP Reduction of Capital	9 January 2013
New WPP Reduction of Capital becomes effective	10 January 2013
Despatch of New WPP Share certificates for New WPP Shares in certificated form	by 15 January 2013

Notes:

Unless otherwise stated, all references are to London times.

(1)	Forms of Proxy for the Court Meeting not returned by this time may be handed to the Registrars, Computershare Investor Services (Jersey) Limited, or to the Chairman of WPP, at the Court Meeting.
(2)	If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the date two days before the date set for the adjourned meeting.
(3)	To commence at 11.45 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

Merrill Lynch International is acting as sponsor in relation to New WPP’s application for listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, subscribed for, purchased, exchanged or transferred in any jurisdiction in contravention of applicable law.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.